BERRY PLASTICS GROUP, INC
101 Oakley Street
Evansville IN 47710
March 6, 2015
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Terence O’Brien Tracey Houser
RE:	Berry Plastics Group, Inc Form 10-K for Fiscal Year Ended September 27, 2014 Filed November 24, 2014 Response dated February 11, 2015 File No. 1-35672

Dear Mr. O’Brien and Ms. Houser:

Please find below the responses of Berry Plastics Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of February 20, 2015 regarding the Company’s Form 10-K for Fiscal Year Ended September 27, 2014 (the “Form 10-K”) and Definitive Proxy Statement filed January 26, 2015 (the “Proxy Statement”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the Fiscal Year Ended September 27, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Discussion of Results of Operations for Fiscal 2014 Compared to Fiscal 2013, page 17

1.
We note your response to comment 3 in our letter dated January 26, 2015. It remains unclear the distinction you are making between the two main components of the business integration expense: restructuring and impairment charges versus business optimization costs. With a specific focus on the Rigid Open Top segment that incurred a total of $48 million in business integration expense, or 15.2% of consolidated operating income and 141.2% of segment operating income, it is unclear what the $31 million of other business optimization costs are, especially in comparison to the $13 million of restructuring and impairment charges. As previously noted, Note 10 discloses that $30 million of costs were recognized for the 2014 cost reduction plan with $13 million of the costs for the 2014 cost reduction plan being allocated to the Rigid Open Top segment. Please advise and provide us with the expanded disclosure you intend to include in future filings to provide additional insight of these material charges to your investors. As part of your response, please explain to us how the business optimization costs are not within the scope of ASC 420-10.

In accordance with ASC 420-10, in fiscal 2014 the following costs associated with our 2014 cost reduction plan were included as “restructuring and impairment” (Note 10): (1) impairment charges associated with the decision to dispose of long-lived assets, (2) costs that will continue to be incurred under a contract for its remaining term without an economic benefit, (3) severance costs associated with the termination of employees, and (4) other exit costs incurred directly by the facility being rationalized (i.e. the removal and moving of equipment).

In addition to costs that qualify as restructuring under ASC 420-10, we experienced disruptions in manufacturing processes that created inefficiencies from the transition (e.g. customer qualifications, excess scrap, additional labor, etc.) which negatively impacted our operations and operating income.  The Company recorded these costs as a component of cost of goods sold when incurred in accordance with ASC 330-10-30 as they represent abnormal period costs associated with wasted materials (spoilage), unplanned facility or equipment downtime, and excess labor.  The costs at the rationalized facilities related to unrecovered fixed charges which were expensed in accordance with ASC 330-10-30-6.  The Company also incurred costs at the receiving facilities related to additional labor, handling costs and wasted materials which were expensed in accordance with ASC 330-10-30-7.  These manufacturing inefficiencies at both the rationalized and receiving facilities represented approximately $22 million of the $31 million of business optimization costs in question with the remaining $9 million related to major innovation start-up costs.

In future filings the Company will provide more detailed disclosure and clarity related to material business integration costs within the Management’s Discussion and Analysis of Financial Condition and Results of Operations, as provided below.

The [$ ] million increase in business integration expenses for the [ ] segment primarily consisted of (1) [$ ] million of restructuring and impairment charges, (2) [$ ] million of costs primarily associated with manufacturing inefficiencies associated with the [ ] cost reduction plan, and (3) [$ ] million of major innovation start-up costs.

Definitive Proxy Statement Filed January 26, 2015

Summary Compensation Table, page 25

2.
We note your response to comment 7 of our letter dated January 29, 2015. In the second full paragraph on page 21 you discuss the amount paid to your executives as a result of their performance relative to your targets, but you do not disclose what either target was or how your executives performed. Rather, you simply disclose the percentage of their salaries that your executives received under your Executive Bonus Plan. Please confirm that in future filings you will disclose your performance targets and the actual performance achieved, and will present payments under your Executive Bonus Plan as a non-equity incentive plan in both your Summary Compensation Table and Grant of Plan-Based Awards Table.

We acknowledge the Staff’s comment and in future filings will disclose our performance targets and the actual performance achieved.  In addition, we will present payments under our Executive Bonus Plan in both our Summary Compensation Table and Grant of Plan-Based Awards Table.

*           *           *           *

In response to the Staff’s request for written confirmation from Berry Plastics regarding its disclosure obligations and the Commission’s comment process, I hereby confirm on behalf Berry Plastics that:

●	Berry Plastics is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Berry Plastics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me (812-424-2904) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ Mark W. Miles
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.